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INGTON, D.C.

04012928

February 12, 2004

RECD S.E.C.
FEB 17 2004
1086

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

SUPPL

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated December 15, 2003 announcing the finalization of the sale of AGF Belgium's banking subsidiary to ING, (ii) a press release dated February 4, 2004 announcing the finalization of Crédit Foncier's acquisition of AGF's stake in Entenial and (iii) a press release dated February 5, 2004 announcing AGF's fourth quarter results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 2/19

Paris, 15 December 2003.

AGF Belgium has finalised the sale of its banking subsidiary to ING

AGF Belgium today sold all of its shares in AGF Belgium Bank to ING Belgium. Announced several months ago, the transaction was contingent on finalisation of due diligence and on approvals from the Belgian Banking and Finance Commission, the Dutch Finance Ministry and the Belgian Council for Competition. All of these conditions have now been met.

This transaction is part of AGF Belgium's strategy to concentrate on brokerage as its sole distribution channel. The sale is also in line with the AGF Group's strategy to refocus on its core business, the protection of individuals, companies, and their property. The amount of the transaction is 59.4 million euros.

The activities of AGF Belgium Bank will be merged with Record, a subsidiary of ING Belgium. A savings bank, Record neither distributes not promotes insurance products.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 Micloa@agf.fr
Anne-Sandrine Cimatti	33 (0)1 44 86 67 45 Cimatti@agf.fr
Séverine David	33 (0)1 44 86 38 09 Davidse@agf.fr

PRESS RELEASE

Paris, 04 February 2004

Crédit Foncier's acquisition of AGF's stake in Entenial finalised

AGF and Crédit Foncier have today finalised the sale of 72.05% of the shares of Entenial, held by AGF via its subsidiary, Banque AGF. The transaction amount has been set at 587 million euros for 100% of the shares, or 49.56 euros per share. As the conditions precedent specified in the purchase agreement dated 21 October 2003 have now been lifted, the transaction was consummated. Specifically, the CECEI and the competent competition authorities have now approved the deal.

Pursuant to the agreement between Crédit Foncier and AGF, the transaction price takes into account the sale of Entenial's minority stake in Depfa Holding III to AGF for 22.86 million euros. Depfa Holding III had been excluded from the scope of the transaction. A fairness opinion on the price of the Depfa Holding III transaction has been furnished by Ricol, Lasteyrie et Associés. The price offered by Crédit Foncier to acquire Entenial has therefore been increased by 10.86 million euros for 100% of the shares, or 0.92 euro per share.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 Micloa@agf.fr
Anne-Sandrine Cimatti	33 (0)1 44 86 67 45 Cimatti@agf.fr
Séverine David	33 (0)1 44 86 67 45 Davidse@agf.fr

Paris, 5 February 2004

PRESS RELEASE

2003 saw Group premium income return to major robust growth:

premium income from insurance rose 7.2% to 16.5 bn euros; total business (including financial services) rose 6.7% to 18.3 bn euros.

Highlights

- **Property and casualty insurance: +8.3% on a comparable basis:**
  - **Domestic business growth was sustained with strong portfolio resistance (+9.7%);**
  - **Business abroad grew as well (+6.3%).**

- **Life and health insurance: 8.9% growth in the 4th quarter, for year-to-date growth on a comparable basis of 4.8%:**
  - **During the year, health insurance was dynamic, and there was a significant recovery in life insurance receipts in the 2nd half;**
  - **In France, 4th quarter premium income rose 9%, with 4.2% growth for the full year;**
  - **Outside France, premium income also recovered, rising 6.6% on a comparable basis, with fourth quarter growth of 8.5%.**

- **Despite a sluggish business environment, premium income from credit insurance and assistance rose 1.6% and 1.9%, respectively.**

- **Financial services also posted higher volume (+2.5%).**

* *On a comparable basis: at constant foreign exchange and proforma (premium income at 31.12.03 being calculated on exchange rates at 31.12.02 and proforma consisting of a comparison of premium income at 31.12.03 to that at 31.12.02 based on the 2003 scope of consolidation).*

Consolidated premium income at 31.12.2003

in millions of euros	31.12.03	31.12.02	03/02 ch. in act. prem inc .	Ch. proforma & at const. for. exch.
LIFE AND HEALTH INSURANCE	**7 205.2**	**6 951.9**	**3.6%**	**4.8%**
France	5 335.0	5 118.9	4.2%	4.2%
Outside France	1 870.2	1 833.0	2.0%	6.6%
PROPERTY AND CASUALTY	**7 074.1**	**6 584.2**	**7.4%**	**8.3%**
France	4 290.1	3 910.7	9.7%	9.7%
Outside France	2 784.0	2 673.5	4.1%	6.3%
Assistance	**483.5**	**489.1**	**-1.1%**	**1.6%**
Credit insurance	**1 780.4**	**1 410.4**	**26.2%**	**1.9%**
Consolidated prem. inc. from insurance	**16 543.2**	**15 435.6**	**7.2%**	**5.9%**
Other activities	**33.4**	**34.3**	**-2.6%**	**1.2%**
Banking and financial activities	**1 698.2**	**1 654.0**	**2.7%**	**2.5%**
Total	**18 274.8**	**17 123.9**	**6.7%**	**5.5%**

Notes :

a. *Premium income in life and health, excludes individual life and group life, but includes all health premium income, i.e., all individual and group bodily damages*
b. *Premium income at 31.12.03 represents revised consolidated premium income (cf page 12)*

2003 HIGHLIGHTS

After a difficult 2001 and 2002, 2003 gave rise to significant growth in premium income.

Premium income from property and casualty rose significantly owing to proactive rate hikes. In this environment, portfolios were relatively stable, excluding deliberate portfolio clean-ups, proving that customers loyalty and that underwriting measures were appropriate.

In life and health insurance, growth was mainly fed by health insurance, most especially in France. Savings receipts in life insurance also were positive, showing a clear recovery in the last 2 quarters after a more difficult first half. This change is proof of true business energy that was unaffected by the first reorganisation measures in France.

In Credit insurance and in Assistance, premium income was resilient in a depressed world economy and a tourism industry that was heavily impacted by various events (SARS, war in Iraq, etc.).

And lastly, Financial Services business was dynamic, both in terms of asset management and banking activities, so that business grew once again.

I LIFE AND HEALTH INSURANCE: premium income posted a marked recovery in the 4th quarter (+8.9% on a comparable basis)

AGFs consolidated premium income from life and health (life, health, family and personal protection, both individual and group) amounted to **7 205 mn euros at 31 December 2003. Both life and health insurance performed well during the 2nd half (+10% on a comparable basis). Of particular note was 4th quarter performance of nearly 9% in France and abroad.**

Life and health amounted to **43.6% of premium income** from AGF Group insurance, compared with 45 % at 31.12.02.

I.1 FRANCE: There was refound dynamic growth due to an excellent 4th quarter (+9%)

Consolidated premium income from life and health totalled **5 335 mn euros, for growth of 4.2%** from 31.12.02. **After a difficult early year, the networks showed their solidity and their marketing experience so that the year ended with positive receipts. This strong performance was sustained by premium income growth in the 4th quarter both in life (+8.8%) and in health (+9.9%).**

The change and distribution of life and health insurance in France was as follows :

in millions of euros	31.12.03	31.12.02	Change 03/02	Change 4th qtr.
Individual life	3 065.9	3 028.3	1.2%	+9.3%
Dedicated sales forces	1 934.3	1 952.4	-0.9%	+5.2%
General agents	584.1	632.7	-7.7%	-8.4%
Brokerage	170.0	185.0	-8.1%	-8.1%
Partnerships	295.7	176.0	+68%	+166%
W Finance	79.6	80.4	-1.0%	+9.4%
Other	2.2	1.8	22.2%	n.a.
Group life	1 030.3	979.4	5.2%	+7.2%
Total life	**4 096.2**	**4 007.7**	**2.2%**	**+8.8%**
Indiv. health and bodily damages	580.1	509.9	13.8%	+15.0%
Group health and bodily damages	658.7	601.3	9.5%	+5.9%
Total Health and Bodily Damages	**1 238.8**	**1 111.2**	**11.5%**	**+9.9%**
Total life and health insurance	**5 335.0**	**5 118.9**	**4.2%**	**+9.0%**

I.1.1 Individual life:

AGFs receipts were significantly higher in the 4th quarter (+9.3%) lifting annual premium income to 3 066 mn euros, a rise of 1.2% from 2002. This performance was particularly buoyed by **strong results from the dedicated sales forces and partnerships. Reorganisations of the life and financial services business units did not impact the performance of our networks, who proved their solidity and capacity to adapt while reactivating marketing energy.**

For the full year, **the dedicated sales force** posted virtually stable income, down **0.9%** to 1 934 mn euros owing to strong 4th quarter performance (+5.2%) buoyed mainly by the marketing of Octoplus 2 under the multi-fund AGF Itinéraire Epargne (AIE) product. Life premium income posted by AGF through **brokers** dropped 8% to 170 mn euros under the weight of lower receipts from the Gaipare product line. The **general agents** posted 4th quarter receipts that were consistent with their performance over the first three quarters (-8.4%) for full year premium income of 584 mn euros

(-7.7%). **Life partnerships,** with premium income of 296 mn euros at the end of December 2003, proved their **business strength** with receipts rising nearly 70%.

I.1.2 Group insurance:

The life activities of AGF Collectives closed out the year with marked growth in premium income to 1 030 mn euros due particularly to single premium receipts in the 4th quarter, which were more than 5% higher than in fiscal year 2002, when the level was already very gratifying.

Group health and bodily damages also posted major growth in premium income to **659 mn euros for a rise of 9.5%.**

I.1.3 Individual health and bodily damages:

The year-end performance of consolidated premium income from **individual health and bodily damages** was very robust with **quarterly growth of 15% owing to rate hikes even though new business fell off.** At the end of December 2003, it stood at **580 mn euros, a rise of 13.8%. Individual health activities** alone posted **17% growth to 459 mn euros**.

Health premium income from Assurances Fédérales IARD stayed on a high growth path of nearly 30% to 38 MEuros.

I.2 OUTSIDE FRANCE: annual premium income rose 6.6% on a comparable basis

Outside France, **premium income from life and health totalled 1 870 mn euros, for annual growth of 6.6%. Group life and health insurance abroad, which is concentrated in Europe, had an excellent second half with a rise of 11.6%.** In consideration of the impact of exchange rates on South American currencies, the real change in premium income amounted to 3.6%.

I.2.1 Europe outside France: +7.8% to 1 542 mn euros at 31 December 2003

In **Belgium**, life and health business **experienced significant growth this year with a rise of 8.9% to 540 mn euros. The year will be remembered for the success of capital accumulation and structured products** in individual life. Moreover, **corporate health insurance** closed out the year with more than a **20% rise in premium income**.

In the **Netherlands**, the life and health premium income of subsidiaries continued to bounce back during the **4th quarter**, with growth amounting to **17.2%**, ultimately reaching **654 mn euros for all of 2003, or +5.3%.** Despite an increasingly unfavourable regulatory environment, the Group was able to demonstrate its ability to sustain growth in the market, owing mainly to refocusing on traditional life products.

In **Spain**, premium income from life and health continued on the path of dynamic growth in 2003, amounting to **329 mn euros** (AGF share), for **growth of 10.4% for the full year**. Traditional life and group life products continued to be the springboards of growth while the drop in new unit-linked business continued.

I.2.2 South America: -1.3% on a comparable basis to 227 mn euros

At 31 December, premium income was still affected by negative foreign exchange, although to a lesser degree. As an example, the devaluations recorded for the currencies of the countries where the AGF Group is present were as follows:

	1 € =		FX
	Dec-02	Dec-03	impact
Brazil (BRL)	3.69	3.63	1.7%
Colombia (COP)	2 910.11	3 468.22	-16.1%
Chile (CUF)	0.0429	0.0438	-2.1%
Argentina (ARS)	3.57	3.69	-3.2%
Venezuela (VEB)	1 396.64	1 994.78	-30.0%

In consideration of the impact of foreign exchange, premium income dropped 15.4%.

In **Brazil**, life and health premium income **rose 9.5%** at constant exchange rates to **125 mn euros**. In October, AGF entered into an agreement to sell its life subsidiary to Banco Itau. These activities will exit consolidation next year. Health insurance posted growth of nearly 20%, mainly due to new business during the 2nd half.

In **Colombia**, life and health retreated **5.2%** at constant exchange rates to **80 mn euros.** This modest drop owed mainly to a downturn in capital accumulation products and a contraction in health activity.

In **Venezuela**, where life and health business is limited to health, premium income growth remained sustained at **45.3%** at constant foreign exchange **with 21 mn euros.** This change was buoyed by major rate hikes and the growth of group activities.

In **Argentina**, premium income stood at 1.9 mn euros for fiscal year 2003.

I.2.3 Other countries: +9.7% on a comparable basis to 101 mn euros

AGF overseas business (AGF Outre-Mer) and AGF Afrique (Africa) both posted major business growth.

II PROPERTY AND CASUALTY INSURANCE: +8.3% on a comparable basis to 7 074 mn euros.

The growth of property and casualty insurance was sustained throughout 2003, due to the steady pursuit of underwriting measures. 2003 was a year of disciplined adjustments to the level of portfolio rates. Premium income stood at 7 074 mn euros, +8.3% on a comparable basis. Due to the seasonal nature of corporate risk business where renewals took place mainly in the first half, the share of the latter in total property and casualty dropped. Therefore, property and casualty posted a downturn in the 2nd half, although individual risk continued along the lines observed during the first half.

Property and casualty amounted to nearly **43% of Group premium income from insurance**.

II.1 FRANCE: 9.7% rise in premium income

In 2003 the Group was able to implement major rate adjustments in France in order to improve the profitability of business. Premium income reaped the benefits throughout the year with nearly a two-digit rise to 4 290 mn euros.

The contraction in individual risk portfolios was contained at between -1 and -3%.

In commercial risk, the rise in premium income was moderate owing to greater selectivity, which had a negative effect on volume. The price effect, however, was sustained.

In corporate risk, annual growth in premium income was also moderate with a rise of about 7%. This change confirmed that the customer portfolio is still holding its own.

Non-life business in France was distributed as follows:

in millions of euros	**31.12.03**	**31.12.02**	**03/02 ch. in real prem. inc.**
General agents	2 250.2	2 074.1	+8.5%
Non-life brokerage	1 681.2	1 592.3	+5.6%
Non-life group insurance	204.5	178.5	+14.6%
Bancassurance (Ass. Fédérales)	56.3	52.1	+8.1%
New distribution (Calypso)	15.4	15.0	+2.7%
Legal protection (Protexia)	21.2	17.4	+21.8%
Other	61.3	-19.2	n.a.
Total property and casualty	**4 290.1**	**3 910.2**	**+9.7%**

II.1.1 General agents: premium income rose 8.5%

At 31 December, premium income was up **8.5%** to **2 250 mn euros**. This change was completely consistent with the rise posted over the first 9 months and confirmed the effectiveness of underwriting measures. Portfolios contracted slightly more during the second half but the contraction was contained.

II.1.2 Non-life brokerage: premium income rose 5.6%

Premium income from Group brokerage rose **5.6%** to **1 681 mn euros.** The flagging during the year of the premium income rise was due to slower growth in corporate business.

Large accounts rose about **7%** with the portfolio holding relatively stable. Premium income from **SMEs and Independent Professionals** rose about **2%** owing to the combination of rate increases and greater selectivity in underwriting. The premium income from the **Fleets and Affinity Groups** of AGF La Lilloise rose a sharp **13%,** while the premium income of **individual** brokerage rose about **3%**, following the patterns registered in previous quarters.

II.1.3 New distribution

Bancassurance:

Assurances Fédérales IARD maintained its growth with premium income in individual risk up **8.1%** to **56.3 mn euros.**

Other partnerships:

At the end of December 2003, premium income attributable to other partnerships, comprising mainly the partnership with 3 Suisses (Calypso), amounted to 15 mn euros.

II.2 OUTSIDE FRANCE: +6.3% on a comparable basis

Outside France, **premium income from property and casualty insurance over the year rose 6.3% on a comparable basis to 2 784 mn euros.**

II.2.1 Europe outside France: +7.9% on a comparable basis to 2 115 mn euros

In **Belgium,** premium income in property and casualty **rose 1.6% to 325 mn euros. The portfolio clean-up** was felt during the last quarter, weighting on new business despite a recovery in the growth of commercial business activities.

In the **Netherlands**, the property and casualty business of subsidiaries was up **6.8% to 975 mn euros** owing mainly to rate increases.

In **Spain,** property and casualty posted growth of **13.0% to 815 mn euros** (AGF share) buoyed throughout the year by growth in auto.

II.2.2 <u>South America:</u> +0.4% on a comparable basis to 480 mn euros

The change in real premium income was –8.4% owing to the continuing negative impact of currency exchange.

In **Brazil**, premium income from property and casualty contracted in 2003 by **9.1%** at constant foreign exchange to **212 mn euros**, owing mainly to the downturn in premium income from auto and transport.

In **Chile**, premium income from property and casualty **rose 3.1%** at constant foreign exchange to **55 mn euros** sustained by dynamic growth in auto.

In **Colombia**, premium income from property and casualty stayed relatively stable at constant foreign exchange, standing at **117 mn euros.** Growth in commercial risk offset the modest contraction in auto.

In **Venezuela**, property and casualty totalled **57 mn euros, a rise of 29%** at constant foreign exchange. All businesses were on a positive track with particularly dynamic growth in auto insurance.

In **Argentina**, property and casualty generated **39 mn euros**, a rise of 9.3% owing to the recovery of auto activity development.

II.2.3 <u>Other countries:</u> +6% on a comparable basis to 189 mn euros

This rise owed principally to rate increases and the growth of the businesses of AGF Outre-Mer and AGF Afrique.

III ASSISTANCE

At 31.12.03, the Mondial Assistance Group posted premium income of **483 mn euros** (AGF share), for a slight increase of **1.6%** at constant foreign exchange. Given the depreciation of the dollar for the most part, the change in published premium income stood at –1.1%

After a difficult year for world tourism, the activities of Mondial Assistance showed their strong resilience and their ability to sustain growth. Several markets were particularly affected by depressed tourism, such as Germany, the Netherlands and Belgium, where the Group generates a major portion of its travel insurance revenue. Foreign exchange (USD and GBP) also had a negative impact on Group growth denominated in euros. Assistance, however, grew favourably, notably in Europe, Brazil, Australia and Canada.

IV CREDIT INSURANCE

Premium income from AGFs credit insurance businesses through the subsidiaries of **Euler Hermes** amounted to **1 780 mn euros, up 26.2%** subsequently to the consolidation of Hermès, which was not consolidated at 30.06.02. On a constant structure basis, the rise amounted to 1.9%. It did not include premium income from factoring, which is consolidated under net banking income (101 mn euros).

In Europe, the growth of activities remained affected by the lower revenues of policyholders and the number of cancellations, which was still high in some countries, notably the United Kingdom and

Italy. This trend was in large part due to higher selectivity and premium increases applied upon policy renewal. The rise in new policies was particularly noticeable in Germany, Scandinavia and Eastern Europe.

In the United States, Business grew more than 12% on a comparable basis, mainly because of the economic recovery. Given the depreciation of the dollar against the euro, published premium income dropped 7%.

In the rest of the world, Euler Hermes posted high premium income growth.

The distribution of business by subsidiary was as follows:

in millions of euros	**31.12.03**	**31.12.02**	**12/02 ch. in real prem. inc.**	**Ch. proforma and at const. for. exch.**
France	360.8	355.7	1.4%	1.7%
United Kingdom	211.0	255.1	-17.3%	-13.9%
United States	131.6	141.5	-7.0%	12.1%
Belgium and the Netherlands	102.3	99.7	2.6%	1.8%
Italy	197.9	208.5	-5.1%	-5.1%
Spain	4.5	0.0	na	na
Brazil	1.0	0.0	na	na
Other countries, incl. Germany	771.3	349.9	120.4%	7.0%
Total credit insurance	**1 780.4**	**1 410.4**	**26.2%**	**1.9%**

V BANKING AND FINANCIAL ACTIVITIES: +2.5% on a comparable basis to 1 698 mn euros

Gross interest income, in and outside France, totalled **1 515 mn euros, a rise of 1.5% on a comparable basis**. This change was sustained by **the continuing growth of Banque AGF (+1.5% to 281 mn euros)** and the **growth of Entenial's gross interest income (+3.9% to 1 072 mn euros).** Entenial's performance was all the more satisfying since interest rates dropped significantly from 2002. Subsequent to the sales agreement entered into with Crédit Foncier, Entenial will exit consolidation in 2004.

Asset management posted a **sharp rise in premium income to 167 mn euros (+14% on a comparable basis) due to the recovery of markets and strong institutional receipts.**

The premium income **of other financial activities was slightly higher at 16 mn euros**.

Change and distribution of premium income from insurance* by activity and country

*including credit insurance and assistance

	31.12.03	31.12.02
Life and health insurance	43.5%	45.0%
Property and casualty insurance	42.8%	42.7%
Credit insurance	10.8%	9.1%
Assistance	2.9%	3.2%
Total	100.0%	100.0%

	31.12.03	31.12.02
France	61.1%	61.6%
Europe outside France	31.5%	30.3%
South America	4.4%	5.2%
Other countries	3.0%	2.9%
Total	100.0%	100.0%

Change and distribution of Group premium income by country

in millions of euros	31.12.03	31.12.02	Ch. in real prem. inc.	Ch. proforma and at const. for. exch.
France	**9 625.1**	**9 029.6**	**6.6%**	**6.6%**
Life and health	*5 335.0*	*5 118.9*	*4.2%*	*4.2%*
Property and casualty	*4 290.1*	*3 910.7*	*9.7%*	*9.7%*
Belgium	**864.3**	**815.9**	**5.9%**	**6.0%**
Life and health	*539.7*	*496.4*	*8.7%*	*8.9%*
Property and casualty	*324.6*	*319.5*	*1.6%*	*1.6%*
Netherlands	**1 628.9**	**1 528.7**	**6.6%**	**6.2%**
Life and health	*654.2*	*616.2*	*6.2%*	*5.3%*
Property and casualty	*974.7*	*912.5*	*6.8%*	*6.8%*
Spain	**1 144.7**	**1 019.8**	**12.2%**	**12.2%**
Life and health	*329.4*	*298.5*	*10.4%*	*10.4%*
Property and casualty	*815.3*	*721.3*	*13.0%*	*13.0%*
Rest of Europe	**19.6**	**81.0**	**-75.8%**	**-12.8%**
Life and health	*18.5*	*52.2*	*-64.6%*	*24.8%*
Property and casualty	*1.1*	*28.8*	*-96.2%*	*-86.6%*
TOTAL Europe excl. France	**3 657.5**	**3 445.5**	**6.2%**	**7.8%**
Life and health	*1 541.8*	*1 463.3*	*5.4%*	*7.8%*
Property and casualty	*2 115.7*	*1 982.2*	*6.7%*	*7.9%*
Argentina	**40.7**	**38.2**	**6.5%**	**9.9%**
Life and health	*1.9*	*1.5*	*26.7%*	*26.7%*
Property and casualty	*38.8*	*36.7*	*5.7%*	*9.3%*
Chile	**55.7**	**89.7**	**-37.9%**	**-22.4%**
Life and health	*0.3*	*34.7*	*-99.1%*	*-98.4%*
Property and casualty	*55.4*	*55.0*	*0.7%*	*3.1%*
Brazil	**336.4**	**340.9**	**-1.3%**	**-3.0%**
Life and health	*124.8*	*112.1*	*11.3%*	*9.5%*
Property and casualty	*211.6*	*228.8*	*-7.5%*	*-9.1%*
Venezuela	**77.9**	**83.6**	**-6.8%**	**33.0%**
Life and health	*20.7*	*20.3*	*2.0%*	*45.3%*
Property and casualty	*57.2*	*63.3*	*-9.6%*	*29.1%*
Colombia	**196.2**	**239.6**	**-18.1%**	**-2.4%**
Life and health	*79.6*	*100.0*	*-20.4%*	*-5.2%*
Property and casualty	*116.6*	*139.6*	*-16.5%*	*-0.4%*
TOTAL South America	**706.9**	**792.0**	**-10.7%**	**-0.1%**
Life and health	*227.3*	*268.6*	*-15.4%*	*-1.3%*
Property and casualty	*479.6*	*523.4*	*-8.4%*	*0.4%*
Other countries	**289.8**	**264.8**	**9.4%**	**7.3%**
Life and health	*101.1*	*96.8*	*4.4%*	*9.7%*
Property and casualty	*188.7*	*168.0*	*12.3%*	*6.0%*
Total excl. France	**4 654.2**	**4 502.3**	**3.4%**	**6.4%**
Life and health	*1 870.2*	*1 828.7*	*2.3%*	*6.6%*
Property and casualty	*2 784.0*	*2 673.6*	*4.1%*	*6.3%*
Total premium income	**14 279.3**	**13 531.9**	**5.5%**	**6.5%**
Life and health	*7 205.2*	*6 947.6*	*3.7%*	*4.8%*
Property and casualty	*7 074.1*	*6 584.3*	*7.4%*	*8.3%*
Assistance	**483.5**	**489.1**	**-1.1%**	**1.6%**
Credit insurance	**1 780.4**	**1 410.4**	**26.2%**	**1.9%**
Conso. prem. inc. from insurance	**16 543.2**	**15 431.5**	**7.2%**	**5.9%**
Other activities	33.4	39.1	**-14.6%**	**1.2%**
Banking and finance	1 698.2	1 650.5	**2.9%**	**2.5%**
Total	**18 274.8**	**17 121.1**	**6.7%**	**5.5%**

Transition from published premium income at 31.12.2002 to proforma premium income

en millions d'euros		Insurance activities			Banking	Other activities	TOTAL
		Premiums written	Other services	Premium income	Gross int. income	Revenue	
Prem. inc. published at 31 December 2002	A	**15 129.6**	**301.9**	**15 431.5**	**1 650.5**	**39.1**	**17 121.1**
Change in published prem. inc.	B	(0.2)	4.3	4.1	3.5	(4.8)	**2.8**
Revised prem. inc. at 31 December 2002	A+B	**15 129.4**	**306.2**	**15 435.6**	**1 654.0**	**34.3**	**17 123.9**
Change in method for Mundialis (Cobac) in 03/2003		0.6	0.2	0.8			0.8
Proforma change (intragroup) Euler Hermes Group		(0.4)	(0.7)	(1.1)			(1.1)
Proforma change for Hermes		346.4	38.2	384.6			384.6
Sale of Phenix (Switzerland)		(56.7)		(56.7)			(56.7)
Entry of Arab International Insurance (Egypt)		12.9		12.9			12.9
Sale of AGF Allianz Chile Vida at 01/04/2003	C	(16.2)		(16.2)			(16.2)
Segment change for Holland Bewaarbedrijf					0.2		0.2
Entry of Dresdner Gestion Privée					3.3		3.3
Activity change for Holland Bewaaarddrijf						(0.2)	(0.2)
Entry of Santéclair on 01/01/2003						2.5	2.5
Sale of Akkerman Van Elten						(2.6)	(2.6)
Sale of portfolio of De Kempen						(1.0)	(1.0)
Total change in scope		**286.6**	**37.7**	**324.3**	**3.5**	**(1.3)**	**326.5**
Proforma prem. inc. at 31 December 2002	A+B+C	**15 416.0**	**343.9**	**15 759.9**	**1 657.5**	**33.0**	**17 450.4**

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25
jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99
marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28
vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97
augusbe@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62
Micloa@agf.fr

Anne-Sandrine Cimatti 33 (0)1 44 86 67 45
Cimatti@agf.fr

Séverine David 33 (0)1 44 86 67 45
Davidse@agf.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.